Mail Stop 3561

January 17, 2008

Mr. John Dean Harper
Chief Executive Officer
Tone in Twenty
201 Las Vegas Blvd. S., Suite 200
Las Vegas, NV 89101

Re: Tone in Twenty, Inc.
     Amendment No. 2 to Registration Statement on Form SB-2
     File No. 333-147111
     Filed on December 28, 2007

Dear Mr. Harper,

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Company, page 3

1. Please delete the comparison to traditional physical training as it is unclear what other types of training you are referring to. Discussion of any benefits of isometric techniques should be stated as a belief.

2. We note your response to prior comment 4. Please describe in greater detail the resistance force used to strengthen muscles. For instance, does isometric training

involve the use of free weights or weight machines? What is the resistance force? Is it a certain type of equipment?

Description of Business, page 17

3. It is unclear what is meant by the quoted language in this section. What is meant by 20 – 30 pounds of muscle being generated from the heavier loads? Please add more of an explanation regarding isometrics systems and clarify what information regarding isometrics systems that you agree with.

Intellectual Property, page 20

4. We are not sure what you mean when you refer to "the non-patentable technology of… Mr. Harper." Please clearly describe the technology developed by Mr. Harper. Further, it is unclear whether the isometric equipment used by your company is in fact patented or manufactured by other parties. Please explain.

5. Clarify how Mr. Harper acquired the isometric training equipment used by your company. For instance, is Mr. Harper purchasing the equipment from a third party or is he developing the equipment himself?   If the equipment was purchased by the company or acquired by some other means, please explain. Address any potential financing needs for research and development, if Mr. Harper or the company is developing the equipment, and if applicable.

Selling Shareholders, page 31

6. While we note your response to prior comment 11, we re-issue the comment. The selling shareholder disclosure should set forth the number of shares that will be held by selling shareholders upon completion of the offering, not following effectiveness of the registration statement. Refer to Item 507 of Regulation S-B. It appears that the "Total Shares to be Owned Upon Completion of this Offering" should be 0. Please revise accordingly.

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile
       (702) 384.2261